Mail Stop 3561

July 13, 2007

Via U.S. Mail

James P. Dolan
Chairman, President and Chief Executive Officer
Dolan Media Company
706 Second Avenue South, Suite 1200
Minneapolis, MN 55402

Re: **Dolan Media Company**
      Amendment no. 3 to Registration Statement on Form S-1
      Filed July 11, 2007
      File No. 333-142372

Dear Mr. Dolan,

      We have reviewed your responses to the comments in our letter dated July 5, 2007 and have the following additional comments.

Redemption of Preferred Stock, page 5

1. We note from your disclosure that several of your executive officers and current or recent members of your board of directors, their immediate family members and affiliated entities, hold shares of your series A preferred stock and series C preferred stock We also note that these individuals, entities and funds own approximately 90% of your series A preferred stock and 99% of your series C preferred stock and will receive an aggregate of approximately $98,295,000 and 5,078,612 shares of common stock upon consummation of the redemption. Considering the fact that these are significant related party relationships, please disclose in the notes to your financial statements and MD&A the nature of this related party relationship that exists prior to the offering. Also, please discuss in MD&A the nature and terms of the related party transaction which will occur in connection with this offering.

MD&A, page 34
Valuation of Our Company Equity Securities, page 39

2. We note your supplemental information in your response to prior comment 5. In this regard, please discuss the factors responsible for the increase in the value of your common shares from $9.78 per share at March 31, 2007 to the expected public offering price of $14.50 per share. Your revised disclosure should be presented with the same level of detail consistent with your response to prior comment 5.

Dolan Media Company (Historical)
Consolidated Balance Sheet, page F-3

3. We note from your disclosure on page F-7 and from your pro forma balance sheet on page F-3 that you have reclassified the redemption value of all outstanding shares of the Company's series A preferred stock and series B preferred stock to additional paid-in capital. As previously requested in our prior comment 22 included in our letter dated May 23, 2007, the pro forma balance sheet presented along side your historical balance sheet should reflect your changes in capitalization that will occur in connection with the offering, but should not reflect the receipt of any offering proceeds. In this regard, we would expect that you adjust your pro forma balance sheet to reflect the value of all outstanding shares of the Company's series A preferred stock and series B preferred stock as current liabilities rather than additional paid-in capital. Please note that the number of shares sufficient to fund the redemption of the redeemable preferred stock should only be reflected in the pro forma earnings per share calculation and not in the pro forma balance sheet. Please revise accordingly.

Note 1. Business and Significant Accounting Policies
Unaudited As Adjusted March 31, 2007 Balance Sheet Information and Pro Forma Net
Loss per Share, page F-7

4. Please add a table to Note 1 which discloses each component that comprises your pro forma net income (loss) used to compute pro forma income (loss) per share for the year ended December 31, 2006 and the interim period ended March 31, 2007.

Note 16. Subsequent Events page F-35

5. We note from your disclosure that you have amended your series B preferred stock and Series C preferred stock to reduce the base dividend rate to 6% per annum from 8% per annum and that this reduced dividend rate will be effective as of March 14, 2006. Please tell us and disclose in your footnote the effect this reduction in the dividend rate from 8% to 6% per annum that will be retroactively effective as of March 14, 2006 will have on your financial statements during the third quarter of

2007. As part of your response please provide the basis for your accounting treatment associated with this transaction.

Dolan Media Company (Pro Forma)
Notes to Unaudited Pro Forma Financial Statements

6. Reference is made to footnote 5 on page F-44. We note from footnote 5 that your pro forma adjustment for non-cash compensation expense only reflects the portion of the 193,829 restricted shares of common stock that immediately vest as of the date of the prospectus. Please note that your pro forma adjustments related to the statement of operations should assume the transaction was consummated at the beginning of the fiscal year presented (i.e., January 1, 2006), in accordance with Rule 11-02(b)(6) of Regulation S-X. In this regard, please include a full year of expense associated with the 193,829 restricted shares of common stock. Also, we note from your MD&A disclosure on page 44 that you expect to issue 873,157 stock options on the date of this prospectus. In this regard, please also revise your pro forma statement of operation to reflect a full year of compensation expense associated with these stock options. Your pro forma adjustments for the interim period presented and the adjustments reflected in footnote 8 should be similarly revised.

7. Reference is made to footnote 11 and 13. We note that you reclassified $38,504 or $7.56 per share of common stock to additional paid-in capital to reflect the common stock conversion associated with the Series C preferred stock. Please explain why the $7.56 per share of common stock (associated with the conversion from Series C preferred stock to common stock) differs from the fair value of $9.78 per share of common stock at March 31, 2007, as disclosed in your MD&A on page 44. It appears that the fair value of the common stock component associated with the Series C preferred stock's fair value at March 31, 2007 may not appropriately reflect fair value. We may have further comment upon receipt of your response.

Unaudited Pro Forma Share Information, page F-46

8. We note from your disclosure on page F-46 that the number of add common shares to be issued in the offering to fund the redemption of preferred stock of 7,039 differs from the amount disclosed on page F-8 of 7,623. In this regard, please reconcile and revise these amounts. Also please revise the number of vested restricted common shares to be issued on the date of the offering as if they had been issued at the beginning of the period presented (i.e. January 1, 2006) in accordance with Rule 11-02(b)(7) of Regulation S-X, rather than as currently presented.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Adam R. Klein, Esq.
        Katten Muchin Rosenman LLP
        via facsimile: (312) 577-8739